SWENSEN & ANDERSEN

                    A Professional Limited Liability Company

                                Attorneys at Law

James G. Swensen, Jr.                           136 South Main Street, Suite 318
email: jswensen@esalaw.com                            Salt Lake City, Utah 84101
       -------------------
also admitted in California
                                                         Telephone: 801-364-7500
                                                         Facsimile: 801-364-7510

                                  July 1, 2005

Mr. Jeff Jarmillo
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

         Re:      ITEC Attractions, Inc.
                  Form 10-KSB for year ended December 31, 2004

Dear Mr. Jarmillo:

         This letter is in response to your letter dated May 31, 2005 containing comments on the Form 10-KSB Annual Report of ITEC Attractions, Inc. ("Company") for the year ended December 31, 2004. The responses contained herein are numbered to correspond with the numbered paragraphs of your letter.

         As requested in your letter, we confirm on behalf of the Company, its acknowledgment that:

         the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

         staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Item 6. Management's Discussion and Analysis or Plan of Operation.
   ------------------------------------------------------------------

         The Company proposes to amend its Form 10-KSB to restate Item 6 as follows:

Item 6.  Management's Discussion and Analysis or Plan of Operation

         The following discussion and analysis should be read in conjunction with the audited financial statements included elsewhere herein. Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve a number of risks and uncertainties. There are certain important factors and risks, including market conditions, competitive factors, seasonality and other variations in the entertainment industry and in Branson, Missouri specifically, the exhibition life of films, our ability to retain managerial and other personnel, and the other risks detailed from time to time in our SEC reports, including reports on Form 10-KSB and Form 10-QSB, that could cause results to differ materially from those anticipated by the statements made herein. Therefore, historical results and percentage relationships will not necessarily be indicative of the operating results of any future period.

         The Company operates an entertainment and eating facility in Branson, Missouri and as such its product and service are discretionary expenditures subject to the risks and factors attendant to the discretionary segment of the economy.

         The Company's facility includes (i) an IMAX(R) giant screen theater, three 35mm theaters and a live performance theater; (ii) a family dining restaurant and food court with various fast food franchises; (iii) retail gift operations; and (iv) retail space leased to third parties. The Company's revenues are generated by these same categories or segments of its business, ie., ticket sales, food sales, gift sales and rental income. The revenues generated by each of these segments is primarily a function of the Company's ability to attract tourist visits to its facility.

         The Company's customers consist primarily of tourist visitors to the community of Branson and thus the Company's business is subject to the risks and factors attendant to the vacation and travel industry. Branson must compete for tourist visits with all other destination and resort locations. Branson, like other resort locations, is subject to fluctuations in the tourism industry. And within the universe of resort locations, Branson must compete with all other resort locations for tourist visits. Branson has sought to identify itself with and to appeal to the "family values" segment of the traveling and vacationing public. The Company must not only consider its contribution to the overall draw of Branson to the traveling and vacationing public, but must also consider its relative appeal to tourist visitors of Branson in relation to all of the other attractions at Branson.

         The Company's objectives with respect to each of its lines of business are to keep the films it exhibits and the live entertainment it offers current and fresh, provide quality food and service at its various eateries, stock merchandise which is appealing to tourist visitors and lease space to retailers that can contribute to the overall experience of the Company's facility.

Critical Accounting Policies and Estimates
------------------------------------------

         The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, long-lived assets and deferred tax assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our financial statements:

         Revenue Recognition. Revenue from the sale of admission tickets, retail merchandise are recognized when earned, which is simultaneous with receipt of payment. Returns of merchandise or refunds issued on admissions are recognized at the time the refund is made. Sale of gift certificates are recorded as deferred revenue until the certificate is redeemed. Revenue from lease of mall space is recognized evenly over the term of the lease. Costs associated with film exhibition and mall operations are expensed when incurred.

         Long-Lived Assets. At December 31, 2004 and December 31, 2003, long-lived assets represented 77% and 79%, respectively, of the Company's total assets. Long-lived assets consist of property and equipment. These assets are depreciated or amortized over their estimated useful life. The Company periodically reviews long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of such assets may not be recoverable. In assessing recoverability, the Company must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and, if so, estimate fair value. The Company also must estimate and make assumptions regarding the useful lives assigned to its long-lived assets. If these estimates, or their related assumptions, change in the future, the Company may be required to record impairment losses or change the useful life including accelerating depreciation or amortization for these assets.

         Deferred Tax Assets and Liabilities. Provision for income taxes is based upon the Company's estimate of taxable income or loss for each respective accounting period. An asset or liability is recognized for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. These temporary differences will result in taxable or deductible amounts in future periods when the reported amounts of assets are recovered or liabilities are settled. The Company regularly reviews its deferred tax assets to determine the amount that is more likely than not to be realized. When this amount is less than the deferred tax asset recorded, the Company records a valuation allowance to reduce the asset to its estimated realizable value. If the Company determined that it was not going to be able to fully realize its recorded deferred tax assets, it would make an adjustment to the valuation allowance. This would reduce net income in the period that the Company made its determination. Similarly, if the Company realized that it was going to be able to fully realize a deferred tax asset in excess of its net recorded value, net income would be increased in the period that the Company made its determination.

         The Company also reviews its deferred tax liabilities on a regular basis to determine that the amount recorded is adequate to cover the expected reversal of temporary income tax liabilities. In the event that the amount recorded was less than adequate, the deferred tax liability would be increased to its estimated realizable value and net income would be decreased accordingly. In the event that the deferred tax liability was determined to be overstated, it would be reduced to its estimated realizable value and net income would increase accordingly.

         The Company generally determines its effective tax rate by considering the statutory federal income tax rate, the statutory state and local tax rates (net of the federal income tax benefit) and any nondeductible expenses. This rate could also be affected by increases or decreases to deferred tax assets or liabilities as described above.

Liquidity and Capital Resources

         At December 31, 2004 the Company's working capital was $832,745 compared with a working capital of $614,398 at December 31, 2003. The Company's current ratio at December 31, 2004 was 2.30 to 1.00. The increase in working capital is attributable primarily to an increase in cash on hand.

         Net cash used in investing activities for the period ended December 31, 2004 totaled $173,347, which is comprised of capital expenditures for property and equipment.

         Net cash used in financing activities for the period ended December 31, 2004 totaled $136,977, which represents principal payments on long-term debt.

         Stockholders' equity increased decreased from $2,135,671 at December 31, 2003 to $2,235,866 at December 31, 2004, reflecting the net income for 2004.

         As of December 31, 2004, the Company had borrowed $100,000 from Ms. Ann Bluto, a director of the Company. The loan bears interest at prime plus 2%. Proceeds from the loan were used to provide working capital for the Company.

         On July 24, 2000, the Company refinanced its existing line of credit and existing long term debt with a new line of credit in the amount of $200,000 and a new term loan in the amount of $4,676,203. The additional proceeds of the term loan were to refinance existing indebtedness and to finance the construction of capital improvements. As of December 31, 2004, the principal balance due on the term loan was $4,365,591. The line of credit was not renewed in June 2003.

         As a condition of refinancing the existing long-term note, Bank of America required the Company to enter into an interest rate swap to effectively fix the interest rate on the Company's term note with the Bank which is due June 2013 at 10.4% through April 1, 2006. For the year ended December 31, 2004, the Company recognized a gain of $276,452 on the interest rate swap compared to a gain of $187,434 for the previous year. The increase in gain is attributable primarily to the effects of rising interest rates and the shortening term of the interest rate swap.

         Going forward, the Company expects to be able to finance its operations and immediate capital requirements from currently available capital and cash flow from operations.

Contractual Obligations and Commercial Commitments

         The following table summarizes our long-term debt, capital lease obligations, and operating lease obligations as of December 31, 2004.

                                                          Less than                                     After 5
                                                          ---------                                     -------
                                             Total          1 year       2-3 Years      4-5 Years        Years
                                             -----          ------       ---------      ---------        -----
Aggregate annual maturities of long-
  term debt                                $ 4,599,637      $212,866     $363,959        $304,244      $3,718,568

Payments on capital lease obligations           10,631         4,174        6,457              --              --

Future minimum rental payments
  under noncancellable operating
  leases                                     5,395,000       125,000       40,000          40,000       5,190,000
                                           -----------      --------     --------        --------      ----------

Totals                                     $10,005,268      $342,040     $410,416        $344,244      $8,908,568

         The Company's operating leases as noted above represent its only off-balance sheet arrangements. The Company leases land on which its facility is constructed and its theater system. The Company has made advance rental payments on the land and the theater system leases. The aggregate minimum rentals under operating leases with non-cancelable terms of one year or more total $5,395,000.

Factors Affecting Future Operating Results

         The Company's future operating results will depend, in large part, upon the Company's ability to maintain and to increase the market demand and presence for its products and services and to operate profitably and efficiently. The Company's ability to accomplish these objectives will depend on a number of factors, including the following:

         o Public perception of Branson, Missouri in general as a tourist destination;

         o The Company's relative presence and competitive position in the Branson, Missouri market;

         o The Company's ability to exhibit films and to provide live entertainment for which there is public acceptance;

         o    The Company's ability to deliver high quality food services;

         o Emergence of any competing entertainment and food service facilities in Branson, Missouri;

         o Success of the Company's efforts to expand and improve its entertainment and food offerings;

         o Public perception of the Company and its products and services, including statements made by industry analysts or consumers and adverse publicity resulting from such statements or from litigation filed against the Company;

         o Worldwide economic conditions, including overall travel and tourism;

         o Ability of the Company to profitably and efficiently manage its operations; and

         o The Company's ability to attract and retain competent, motivated employees.

         The Company cannot provide any assurance that it will be able to successfully manage, satisfy or influence any of these factors.

Results of Operations

      Year Ended December 31, 2003 Compared to Year Ended December 31, 2004


                             12/31/2003  % of Revenue   12/31/2004  % of Revenue
                             ----------  ------------   ----------  ------------

Revenues                     $9,212,041       100.0%    $9,458,544       100.0%

Direct expenses               6,616,083        71.8%     6,960,519        73.6%

General and administrative      848,401         9.2%       857,743         9.1%

Advertising and marketing       802,076         8.7%       800,357         8.5%

Depreciation and                534,645         5.8%       545,854         5.8%
amortization

Gain on derivative             (187,434)        2.0%      (276,452)        2.9%
financial instrument

Other income (expense)         (480,573)        5.2%      (470,328)        5.0%

Net Income                      117,697         1.3%       100,195         1.1%

         Revenues for the year ended December 31, 2004 increased 2.7 percent to $9,458,544 as compared to $9,212,041 for the previous year. The increase is a result of increases in attendance at the IMAX theater and the Little Opry theater, and food service provided by the Company's operations.

         Revenues from Mall operations for 2004 was $515,136. This is comprised of base rentals reviewed of $328,251 and contingent rental income based on attainment of certain revenues of $186,885. Future minimum rental income for the next three years ranges $280,000 to $255,000 per year. Total income in revenues from mall operations is not expected to vary significantly in these future years.

         Direct expenses were $6,960,519 for the year ended December 31, 2004 representing 73.6% of revenues. This compares with direct expenses of $6,616,083 for the previous year, representing 71.8% of revenues. Direct operating expenses increased by $344,436 over the previous year. The increase is primarily attributable to an increase in film royalties paid for the use of films exhibited in the Company's theaters.

         General and administrative expenses increased to $857,743 for the year ended December 31, 2004 as compared to $848,401 for the previous year. This increase is attributed to an increase in salaries and payroll for 2004.

         Advertising and marketing expense was $800,357 for the year ended December 31, 2004 compared to $802,076 for the prior year.

         Depreciation and amortization expense was $545,854 for the year ended December 31, 2004 compared to $534,645 for the prior year. The increase is attributable to capital expenditures made during 2004.

         The gain on derivative financial instrument reflects changes in the fair value of the Company's interest-rate swap agreement with Bank of America, N.A. which fixes the interest rate of the Company's term note with the Bank.

         Other income (expense) was ($470,328) and ($480,573) for the years ended December 31, 2004 and 2003, respectively. The greater part of these amounts being interest expense of ($475,452) and ($482,143) for the years ended December 31, 2004 and 2003, respectively. This decrease in interest expense is related to the decrease in the principal balances outstanding of the Company's debt.

         The Company's net income was $100,195 for the year ended December 31, 2004 compared to a net income of $117,697 for the previous year.


2. Critical Accounting Policies.
   -----------------------------

         The Company proposes to amend its Form 10-KSB to restate Item 6, adding a Critical Accounting Policies Section as set forth in the response to comment 1 above.

3. Item 7. Financial Statements - Statement of Cash Flows, page 6.
   ---------------------------------------------------------------

         The Company contracted with an unrelated third party to have fill-dirt delivered for purposes of constructing additional parking. In lieu of cash, the Company satisfied its' obligation by providing non-expiring tickets equal to the fair value of the material provided, $202,078. The contact specified the cash price per ton, and the number of tickets were determined and issued at a normal group rate discount from face value. The tickets issued are recorded as deferred revenue, and then credited to income as the tickets are presented. In the years ended December 31, 2004 and 2003, $100,953 and $101,125, respectively, of such tickets were redeemed.

4. Item 7. Financial Statements - Note 1: Nature of Operations and Summary
   -----------------------------------------------------------------------
   of Significant Accounting Policies.
   -----------------------------------

         The Company proposes to revise its financial statements in future years as follows:

         Inventory Pricing
         Inventories consist of retail merchandise, food and concession items. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The Company's retail inventories are periodically evaluated to identify items that are selling slowly or are potentially obsolete. Items identified as slow-moving are marked down and placed on clearance. Potentially obsolete items are returned to the vendor or are disposed of. Each period, the Company evaluates any identified slow- moving and obsolete items and provides an appropriate allowance to ensure that inventories are not recorded above net realizable value.

5. Item 7. Financial Statements - Note 1: Nature of Operations and Summary
   -----------------------------------------------------------------------
   of Significant Accounting Policies.
   -----------------------------------

         The Company proposes to revise its financial statements in future years as follows:

         Impairment of Long-lived Assets
         The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In such circumstances, estimates of future cash flows directly associated with the use of such assets are utilized to test for recoverability.

6. Item 7. Financial Statements - Note 1: Property and Equipment, page 7.
   ----------------------------------------------------------------------

         The Company proposes to revise its financial statements in future years as follows:

         Property and Equipment
         Property and equipment are depreciated over the estimated useful life of each asset. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements. Annual depreciation is primarily computed using the following average lives and methods:

           Category                  Average Life           Depreciation Method
           --------                  ------------           -------------------

        Buildings                       39 years                Straight line

        Leasehold improvements          10 years                Straight line

        Machinery and equipment          6 years                Straight line

        Furniture and fixtures           7 years                Straight line


7. Item 7. Financial Statements - Note 1: Property and Equipment, page 7.
   ----------------------------------------------------------------------

         The Company has developed only one film, "Ozarks Legacy and Legend". This film was produced in 1995 at a cost in excess of $4,000,000. Following the Company's bankruptcy in 1995, it was deemed to be impaired and written down to it's reorganization value of $900,000. This film is known as a "destination film," applicable to the geographic region where it is exhibited. The film is not exhibited in any other theaters other than the Company's in Branson, Mo. In 1995, it was determined the estimated useful life of the film was an additional 10 years, and has been amortized over that term on a straight-line basis (the net book value at December 31 2004 is $135,000.) The Company believes the amortization calculated on the straight line basis does not differ materially from the amount which would result if the film forecast computation method were used. The unamortized film costs only amounted to $495,000 at January 1, 2001 when the Statement of Position became effective. The Company estimated a remaining life at that time of 5 to 6 seasons with ratable declining revenue. Revenues for the film for the past four years is as follows:

                           Revenue

         2001              234,000
         2002              172,000
         2003              143,000
         2004              107,000

         No significant events have occurred in the interim to cause the Company to revise its estimates.

         All other films shown at the theater are simply licensed from third parties and the Company pays royalties based on the revenue each film generates. Such royalties are expensed as incurred. The Company is not a producer or distributor of such films, and SOP 00-2 does not apply.

8. Item 7. Financial Statements - Note 1: Revenue Recognition, page 7.
   -------------------------------------------------------------------

         The Company proposes to revise its financial statements in future years as follows:

         Revenue Recognition
         Revenue from the sale of admission tickets, retail merchandise are recognized when earned, which is simultaneous with receipt of payment. Returns of merchandise or refunds issued on admissions are recognized at the time the refund is made. Sale of gift certificates are recorded as deferred revenue until the certificate is redeemed. Revenue from lease of mall space is recognized evenly over the term of the lease. Costs associated with film exhibition and mall operations are expensed when incurred.

         Note:  See Item 9 for disclosure of recognition of lease expense.

9. Item 7. Financial Statements - Note 4: Operating Leases, page 10.
   -----------------------------------------------------------------

         The Company's policy as it relates to operating leases is to record lease expense as it becomes payable, except that leases that are not payable on a straight-line basis are charged to expense on a straight-line basis. Increases or decreases in lease payments that depend on an index or rate (such as the consumer price index) are considered contingent rentals.

         In the case of the operating lease for the theater projection and sound system, there was an initial payment required, then level lease payments over the term, subject to future changes in the consumer price index (CPI). Additionally, payments in the form of royalties are required based on certain revenue targets (royalty payments have been immaterial--approx. $2800 in each of the last two years). The initial payment is amortized on a straight-line basis, so that together with the annual payment, lease expense is recognized in a straight-line manner. Changes due to CPI and the royalties are expensed as they become payable.

         In the case of the land lease, the CPI adjustments are not applicable until year 21 of the lease.

         Disclosures with respect to the above leases is as follows:

                                               Theater System         Land
         Base rental payment                       $88,000                0
         Amortization of prepaid Rents              40,704           50,617
         Accrual of Deferred Rents                       0           50,628
         Contingent rents
                  CPI                               42,713                0
                  Royalty                            2,800                0

         Total                                     174,217          101,245

10. Item 7. Financial Statements - Note 4: Operating Leases, page 10.
    -----------------------------------------------------------------

         The total cost of the lease over its 50 year term is $5,375,000 -- comprised of an initial payment of $1,025,000 applicable to the first twenty years, followed by 30 annual payments of $145, 000 in years 21 through 50. Lease expense is recognized on a straight-line basis over the 50 year term in the approximate amount of $107,500 (actual amounts differ slightly due to the manner in which the first partial year was handled). The expense is comprised of two components:

         The prepaid portion applicable to the first 20 years is amortized to expense in the amount of $50,617 per year, which will fully amortize the prepayment at the end of year 20. The Company believes this is the appropriate amortization period, as the prepayment is in lieu of cash payments for the first 20 years of the lease.

         Additionally, an annual accrual of $56,348 is made, representing a leveling of the lease payments so that expense is recognized on a straight-line basis. The $648,000 on the balance sheet at December 31, 2004 represents accruals over the first 11.5 years of the lease. In years 21 through 50, cash payments of $145,000 will be made annually, with the accrual reduced by approximately $37,500 each year.

11. Item 7. Financial Statements - Note 4: Operating Leases, page 10.
    -----------------------------------------------------------------

         Note:  See Item 10 for response.

12. Item 7. Financial Statements - Note 4: Operating Leases, page 10.
    -----------------------------------------------------------------

         In your comment number 12 you point out that mall operations revenue for 2004 was $515,136 and that future minimum rents receivable disclosed for the next three years are between $280,000 and $255,000 and ask us to explain this future decrease in revenue in MD&A. However, no significant decrease in rent revenue is expected in these future years. Most of our leases receivable contain contingent rent features (typically based upon the lessee's revenues.) Leases that expire are expected to be renewed or replaced in the ordinary course of business. The 2004 revenue from mall operations consisted of minimum rentals, contingent rentals based upon lessee revenue and an immaterial amount of revenue from vending machines located within our facility.

         Please refer to paragraph 1 for MD&A responsive disclosure.

13. Item 7. Financial Statements - Note 7: Derivative Financial Instrument, page
    ----------------------------------------------------------------------------
    12.
    ---

         The Company proposes to revise its financial statements in future years as follows:

         Insert the following as a new paragraph at the end of Note 7:
         The fair value of the interest rate swap agreement is determined by obtaining a price quote from a dealer in such agreements using their proprietary pricing model for similar transactions.

         Additional information: Since the swap effectively fixed a variable rate instrument, its value had declined significantly in value in prior years due to a declining interest rate environment. As rates rise and the term of the swap narrows, the instrument regains value, resulting in recognition of gain.

         Please refer to paragraph 1 for MD&A responsive disclosure.

14. Item 7. Financial Statements - Note 8: Related Party Transactions, page 13.
    ---------------------------------------------------------------------------

         The Company proposes to revise its financial statements in future years as follows:

         Add the following to the end of Note 1, Nature of Operations: The Chief Executive Officer holds a majority of the Company's outstanding common shares and therefore has the ability to control the Company's operations.

15. Item 7. Financial Statements - Note 11: Operating Segements, page 14.
    ---------------------------------------------------------------------

         The Company proposes to revise its financial statements in future years as follows:

         Note 11 Operating Segments will be replaced with the following:

         The Company operates in three business segments: 1) Theater and concessions, 2) Food service and 3) Retail services, which are organized around the types of products and services the Company provides.

         Theater and Concessions
         Revenues from this segment are generated through the sale of theater admission tickets as well as food and beverages sold within the theater concession areas. Theaters operated by the Company exhibit movies in a variety of formats including IMAX and Hollywood feature films. One of the Company's theaters is designed to accommodate live performances.

         Food Service
         Revenues generated through the sale of food and beverages at the large family-style restaurant and three franchised restaurants operated by the Company are reported in the Food Service segment.

         Retail Services
         The Company operates three retail gift shops that generate this segment's revenues through the sale of inexpensive jewelry, collectibles and general gift merchandise.



         Year Ended             Theater and                            Retail
     December 31, 2004          Concessions       Food Service        Services           Corporate       Total
----------------------------
Sales to unaffiliated customers  $ 3,875,146      $ 3,730,872       $ 1,852,526      $         --     $ 9,458,544

Segment gross profit
  contribution                     1,359,699          765,790           372,535        (1,927,501)        570,523

Interest income                           --               --                --             5,124           5,124

Interest expense                          --               --                --          (475,452)       (475,452)

Depreciation                         183,777          103,434            29,369           229,274         545,854

Income tax benefit                        --              --                 --                --              --

Capital expenditures                  38,453           13,394            75,248            46,252         173,347


Total assets                     $   601,891      $   508,925       $   461,348      $  6,683,133     $ 8,255,297




         Year Ended             Theater and                            Retail
     December 31, 2004          Concessions       Food Service        Services         Corporate       Total
----------------------------
Sales to unaffiliated customers  $ 3,667,360      $ 3,693,716       $ 1,850,965      $         --     $ 9,212,041

Segment gross profit
  contribution                     1,396,360          817,586           378,740        (1,994,416)        598,270

Interest income                           --               --                --             1,570           1,570

Interest expense                          --               --                --          (482,143)       (482,143)

Depreciation                         184,504          105,818            12,996           231,327         534,645

Income tax benefit                        --               --                --                --              --

Capital expenditures                  87,880           18,067             1,950            52,826         160,723

Total assets                     $   753,107      $   595,426       $   403,416      $  6,821,551     $ 8,573,500


16. Item 14. Controls and Procedures, page 17.
    ------------------------------------------

         The Company proposes to amend its Form 10-KSB by adding Item 8A and by restating Item 14 in the form set forth below:

Item 8A.  Controls and Procedures

         As required by Rule 13a-14 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), within the 90 days prior to the filing date of this report, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's President and Chief Operating Officer along with the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the President and Chief Operating Officer along with the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company's internal controls, or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

         Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's President and Chief Operating Officer along with the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Item 14.  Principal Accountant Fees and Services

         The following table shows the fees billed to the Company for professional services rendered by its principal accountants, BKD, LLP for each of the last two years. BKD, LLP did not provide any information technology or other products or services to us in 2004 or 2003, and we did not incur any fees for any of their products or services for those years except as listed below.

                                           Year Ended December 31,
                                            2004             2003

         Audit fees(1)                     $33,310          $30,525
         Audit related fees                      0                0
         Tax fees                            3,810            3,250
         All other fees                      5,025            6,935
         --------------                      -----            -----
         Total Fees                        $42,145          $40,710
------------------
         (1) Reflects professional fees billed for the audit of the Company's financial statements and review of its quarterly financial statements.

Policies and Procedures for Approval of Audit Fees and Services

         The engagement of BKD, LLP for the audit of the Company's financial statements for 2004 was approved by the Company's audit committee. The audit committee's approval covered the audit fees and tax fees we incurred for these services from BKD, LLP for 2004.

         This concludes the responses to the staff's comment letter on the Company's behalf. Any questions or comments regarding this submission may be directed to the undersigned. Thank you for your assistance. We look forward to hearing from you.

                                              Very truly yours,

                                              SWENSEN & ANDERSEN PLLC

                                              /s/
                                              James G. Swensen, Jr.

JGS/wk
cc:      Paul Rasmussen
         Andrew Lear